Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces Listing Transfer to Nasdaq Capital Market

Athens, Greece, April 08, 2016, GLOBUS ANNOUNCES LISTING TRANSFER TO NASDAQ CAPITAL MARKET ATHENS, GREECE — April 08, 2016. Globus Maritime Limited (the “Company" or ”Globus”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has received a positive determination from the Nasdaq Stock Market (“Nasdaq”) granting approval of the Company's request to transfer its listing to the Nasdaq Capital Market from the Nasdaq Global Market. As previously reported on a Current Report on Form 6-K filed with the Securities and Exchange Commission on November 27, 2015, the Company was notified by Nasdaq on October 22, 2015 that it no longer satisfied the minimum market value of publicly held shares (“MVPHS”) continued listing requirement for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(C), because for 30 consecutive business days the MVPHS was below the minimum requirement of $5,000,000. In anticipation of not meeting the minimum MVPHS requirement by April 19, 2016, the end of its 180-day grace period to regain compliance, the Company applied to transfer the listing of its stock to the Nasdaq Capital Market.

The Company’s securities will begin trading on the Nasdaq Capital Market effective at the opening of business on Monday, April 11, 2016. The Company’s shares will continue to trade under the symbol “GLBS”. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market. All listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own five vessels and operate six vessels with a total carrying capacity of 300,571 dwt and a weighted average age of 8.1 years as of March 31st 2016.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr